GOLDCORP

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

TSX: **G**   NYSE: **GG**

GOLDCORP ANNOUNCES SENIOR MANAGEMENT CHANGES

Vancouver BC – March 9, 2016 - GOLDCORP INC. (TSX: G, NYSE: GG) (the "Company") announced today changes in senior leadership as the Company exits a phase of intensive project development and now focuses on optimizing the performance of its portfolio of low-cost mines and advancing a robust organic project pipeline.

The business renewal strategy is designed to ensure disciplined capital allocation through a decentralized management approach. Under the new management structure, mine general managers will be empowered to act as business owners and will be held accountable for maximizing the return on the capital invested in, while growing the net asset value of, their businesses. These operations will be supported by a leaner senior executive team at the company's head office.

"We will seek more efficiency in our operations and will reinvest into a robust pipeline of existing organic growth opportunities. We believe this strategic renewal offers the best potential returns with the lowest risk profile," said David Garofalo, President and Chief Executive Officer. "The changes in our team and streamlined reporting structure will support our strategy and accelerate our achievement of improved results."

As part of the company's senior management reorganization, Russell Ball, Executive Vice President of Corporate Development and Capital Management, will assume the Chief Financial Officer role, effective immediately. He replaces Lindsay Hall, Executive Vice President and Chief Financial Officer, who has left the company to pursue other interests. Mr. Ball joined Goldcorp in 2013 from Newmont Mining Corporation, where he served as Chief Financial Officer from 2007 to 2013. In his new role, he will continue to oversee the Company's corporate development activities. In addition, the following changes to the finance leadership team were also announced:

- Richard Orazietti will assume the role of Senior Vice President and Controller. Richard has been Vice President, Internal Audit at Goldcorp since 2012;

- David Stephens will assume the role of Vice President and Treasurer. David joined Goldcorp in 2014 after starting his career in investment baking and most recently worked as Director, Corporate Development at Goldcorp; and
- Rohan Athaide will assume the role of Vice President, Internal Audit. Rohan joined Goldcorp in 2012 and most recently worked as Director, Internal Audit.

"I would like to congratulate Richard, David and Rohan on their promotions and I am confident they bring the right financial acumen and skills to support our focus on disciplined capital allocation," said Mr. Garofalo.

George Burns, Executive Vice President and Chief Operating Officer will continue driving operational performance. Business unit leaders Chris Woodall (Canada/USA) and Joe Dick (Latin America) will provide regional oversight of operations and will each be supported by regional Chief Financial Officers, two newly created positions for which a search process is also underway. The responsibility for project development will now move from Mr. Ball to Mr. Burns in order to further integrate our operating and project teams.

Mr. Charlie Ronkos, Senior Vice President Exploration is also leaving the company to pursue other interests and the exploration office in Reno, Nevada will be closed. Primary responsibility for exploration activities will now reside with our business unit leaders, in alignment with the Company's newly decentralized management approach.

"I would like to thank Lindsay and Charlie for their significant contributions to Goldcorp over the years," said Mr. Garofalo. "We wish them the best in their future endeavors."

Executive Vice President Charlene Ripley maintains responsibilities for legal affairs, risk management and human resources. Responsibility for corporate affairs and sustainability continues under the leadership of Executive Vice President Brent Bergeron.

About Goldcorp

Goldcorp is a leading gold producer focused on responsible mining practices with safe, low-cost production throughout the Americas. A portfolio of long-lived, high-quality assets positions Goldcorp to deliver long-term value.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, or the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of Mineral Reserves (as defined above) and Mineral Resources (as defined above), the realization of Mineral Reserve estimates, the timing and amount of estimated future production, costs of production, targeted cost reductions, capital expenditures, free cash flow, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are necessarily based upon a number of factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold and other by-product metals, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold and other by-product metals price volatility, discrepancies between actual and estimated production, mineral reserves and mineral resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), changes in national and local government legislation, taxation, controls or regulations and/or change in the administration of laws, policies and practices, expropriation or nationalization of property and political or economic developments in Canada, the United States and other jurisdictions in which the Company does or may carry on business in the future, delays, suspension and technical challenges associated with capital projects, higher prices for fuel, steel, power, labour and other consumables, currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp believes its expectations are based upon reasonable assumptions and has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to international operations including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; actual results of current reclamation activities; environmental risks; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold and other by-product metals; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; risks related to the integration of acquisitions; accidents, labour disputes; delays in obtaining governmental approvals or financing or in the completion of development or construction activities and other risks of the mining industry, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's most recent annual information form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and, accordingly, are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. Goldcorp does not intend or undertake to publicly update any forward-looking statements that are included in this document, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

For further information, please contact:

Lynette Gould
Director, Investor Relations
Goldcorp Inc.
Telephone: (604) 695-1446
E-mail: info@goldcorp.com
www.goldcorp.com